November 16, 2021

Ms. Jan Woo

Legal Branch Chief

Office of Technology.

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Graze, Inc.
Amendment No. 1 to Offering Statement on Form 1-A/A
Filed November 5, 2021
File No. 024-11700

Dear Ms. Woo,

On behalf of Graze, Inc., I hereby request qualification of the above-referenced offering statement at 5:30pm Eastern Time, on November 18, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Graze, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP